1717 Main Street, Suite 3700 Dallas, Texas 75201 214.659.4400 Phone 214.659.4401 Fax andrewskurth.com J. David Washburn 214.659.4678 Phone 214.659.4891 Fax davidwashburn@andrewskurth.com

March 23, 2007

VIA EDGAR

Mr. Adam Phippen

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-0405

Re:	Active Power, Inc. (the “Company”)
Current Report on Form 8-K
Filed March 12, 2007
File No. 0-30939

Dear Mr. Phippen:

We are in receipt of your letter dated March 14, 2007 expressing the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Current Report on Form 8-K, filed March 12, 2007 by the Company (the “Referenced 8-K”). This correspondence supplements our discussion of March 15, 2007 regarding the same matter.

On behalf of the Company, we hereby provide the following responses to the comments contained in the Staff’s March 14, 2007 letter. We have set forth below in bold and italics the comments made by the Staff. Following each comment is the Company’s response.

1.	If true, please revise to disclose in the fourth paragraph that the Board of Directors, the Audit Committee and management also concluded that previously issued quarterly reports during the years 2001 through 2006 should no longer be relied upon. Refer to Item 4.02(a)(1) of Form 8-K.

As we discussed briefly, the Company believes that this fact is subsumed in disclosure contained in the fourth paragraph of the Referenced 8-K which states that “the Company will restate certain financial statements and related footnote disclosures issued during the years 2001 through 2006, including quarterly reports” (emphasis supplied). The final sentence of that paragraph provides that “the Company’s previously issued financial statements for the years 2001 through 2006 and related auditor’s reports for the years 2001 through 2005 should no longer be relied upon.” The Company takes note of the requirement highlighted by the Staff’s comment and will attempt in future disclosures to further clarify references to financial statements for particular years when such references are likewise intended to be inclusive of quarterly financial statements.

2.	To the extent known, please disclose the facts underlying your conclusion that actual measurement dates for certain past stock option grants differ from the stated grant dates previously used in accounting for such grants and the circumstances that gave rise to the errors. For example, disclose whether the stated grant dates used in accounting for stock option grants were determined before the terms of the awards and recipients were actually determined, terms of awards were changed at later dates or you engaged in techniques to select award dates in connection with disclosure of information to the public. Refer to Item 4.02(a)(2) of Form 8-K.

As we discussed, the Special Committee of the Board of Directors tasked with reviewing the Company’s historical stock option granting practices (the “Special Committee”) has dedicated all available resources to completing the

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Mr. Adam Phippen

U.S. Securities and Exchange Commission

March 23, 2007

review as soon as reasonably practicable. However, the Special Committee’s internal investigation is not complete. As of the filing of the Referenced 8-K, certain facts underlying the Company’s determination of actual measurement dates for past stock option grants were still being developed (as they are currently), and, as such, the Company was unable to make definitive disclosures of the type requested by the Staff. Additional document review and witness interviews are necessary in order to confirm the specific reasons for the measurement date irregularities observed as a result of the investigation to date. The purpose of the Referenced 8-K was to advise the investing public and the Staff, under the requirements of Item 4.02 of Form 8-K, that previously issued financial statements should no longer be relied upon. The Special Committee wishes to confirm to the Staff that it intends to cause the Company to fully disclose all of its findings promptly upon conclusion of the investigation.

3.	Please provide a more informative description of the facts underlying the potential income tax impact of the errors, including but not limited to, why historical operating expenses and future cash flows may be affected. Refer to Item 4.02(a)(2) of Form 8-K.

At the time of filing, the Company was not able to provide a more detailed description of the facts underlying the potential income tax impact of the errors because the tax advisors to the Special Committee were still continuing to construct their analysis and lacked certain information necessary to complete their analysis. As noted to you, the tax impact for an investigation such as this cannot be determined until after revised measurement dates are established. Given that the Item 4.02 8-K must be filed within 4 business days of that determination, there often will not be time to conclude that tax analysis. The Company intends to fully disclose the facts underlying the potential income tax impact of the errors, including why historical operating expenses and future cash flows may be affected, as soon as the information is available and confirmed.

4.	Please revise to disclose whether the audit committee, or the board of directors in the absence of an audit committee, or the special committee or authorized officer or officers, discussed matters disclosed in this filing with Ernst & Young. Your reference to “the Company” in the ninth paragraph is unclear in this regard. Refer to Item 4.02(a)(3) of Form 8-K.

Various representatives of the Company, including members of the Audit Committee, the Board of Directors, the Special Committee and authorized officers, discussed the matters disclosed in the Referenced 8-K on numerous occasions prior to its filing. Accordingly, the Company believes its disclosure in the ninth paragraph of Item 4.02 of the Referenced 8-K accurately reflects the collective nature of the Company’s discussions with Ernst & Young on the matters disclosed in the Referenced 8-K. Nevertheless, at the time of the Company’s next public disclosure concerning this matter, it will specify that all of the indicated parties discussed the matters disclosed in the Referenced 8-K with Ernst & Young.

For these reasons, the Company does not believe it is necessary to file an amendment to the Referenced 8-K. To the extent the Staff disagrees with that belief after reading this correspondence, please do not hesitate to call the undersigned at 214.659.4678 or in his absence Spencer Barasch at 214.659.4685 or J. Matthew Lyons at 512.320.9284.

*        *        *

In connection with this response, the Company has authorized us to acknowledge on behalf of the Company the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Referenced 8-K;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Referenced 8-K; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Adam Phippen

U.S. Securities and Exchange Commission

March 23, 2007

*        *        *

Very truly yours, /s/ J. David Washburn J. David Washburn

cc:	James A. Clishem
John K. Penver
Spencer Barasch
J. Matthew Lyons
Andrew Gajkowski
Special Committee of the Board of Directors